Stable Road Acquisition Corp.

1345 Abbot Kinney Road

Venice, California 90291

July 12, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram Melissa Gilmore

Mark Rakip

Re:	Stable Road Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Originally filed November 2, 2020

File No. 333-249787

Ladies and Gentlemen:

This letter sets forth responses of Stable Road Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated July 9, 2021, with respect to the above referenced Registration Statement on Form S-4 (File No. 333-249787) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 4 to the Registration Statement (the “Amendment”) with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment.

Securities and Exchange Commission

July 12, 2021

Amendment No. 3 to Form S-4

Q: How will SRAC’s Sponsor, directors and officers vote?

Q: What interests do the current officers and directors have in the Business Combination?, page

14

1. Comment: Please expand to highlight the risk that the Sponsor and its affiliates, including certain of SRAC’s officers and directors, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. In this regard, we note the recent approval of Amendment No. 3 to the Merger Agreement which includes a reduced the enterprise valuation of Momentus from $1.131 billion to $566.6 million.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 14, 15, 16 and 146 of the Amendment to further explain that the Sponsor and SRAC’s directors and officers may have different (and potentially conflicting) interests in completing the Business Combination than the public stockholders and may be incentivized to complete the Business Combination rather than liquidate.

Momentus Inc., page 25

2. Comment: We note your statement that Momentus plans to offer in-space infrastructure services by building transfer and service vehicles that will carry satellites and hosted payloads between orbits in space “using an innovative water-based propulsion system (microwave electrothermal).” Please expand this section to disclose the current status or stage of development of the water-based propulsion system, and the steps needed in order for Momentus to realize its business model of offering in-space infrastructure services to customers.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 26, 27, 44, 49 and 150 and 197 of the Amendment to disclose the current status of development of the water-based propulsion system and the steps needed to realize on Momentus’ business model.

National Security Agreement, page 26

3. Comment: In regards to the National Security Agreement, we note the following:

●	The Security Director will not be able to be removed without the approval of the CFIUS Monitoring Agencies.
●	The Security Director will be endowed with unilateral authority to remove and replace Momentus directors and officers, approve new Momentus directors, and review, approve and terminate certain contracts and relationships related to access to technology and protected technical information.
●	The charter and bylaws will not be able to be amended in regards to these arrangements without approval of the CFIUS Monitoring Agencies.
●	The Security Director will have a fiduciary duty to each of the U.S. government and the combined company and its shareholders.

Please provide us with your legal analysis as to how these arrangements are permissible under Delaware law, in particular Section 141 of the Delaware General Corporation Law. To the extent that there is uncertainty regarding their permissibility, please add risk factor disclosure addressing the relevant risks. In addition, provide the form of the charter and bylaws reflecting these provisions.

Response: With respect to the arrangement regarding removal of the Security Director without the approval of the CFIUS Monitoring Agencies, the Company respectfully notes for the Staff that Section 102(b)(1) of the Delaware General Corporation Law (the “DGCL”) permits the inclusion in the certificate of incorporation of “any provision for the management of the business and for the conduct of the affairs of the corporation” if such provisions are not contrary to the laws of Delaware.

Section 141(a) of the DGCL also states that the “business and affairs of every corporation…shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation [emphasis added].”

Thus, the Company and Momentus believe there is statutory support which allows the introduction of outside parties to influence the management of the business and affairs of the corporation, so long as this is provided in the certificate of incorporation. Since the provision stating that the Security Director may not be removed without the approval of the CFIUS Monitoring Agencies will be included in the Company’s certificate of incorporation, rather than in a separate contract, the Company and Momentus believe this arrangement is permissible under the DGCL. Notwithstanding this belief, in accordance with the Staff’s comment and due to the potential uncertainty in light of the unusual arrangement, the Company has added risk factor disclosure addressing the relevant risks on pages 53, 54 and 55 of the Amendment.

Securities and Exchange Commission

July 12, 2021

With respect to the arrangement regarding the Security Director’s unilateral authority to remove and replace Momentus directors (or, following the consummation of the Business Combination, Company directors), the Company respectfully wishes to clarify that the Security Director will not have the unilateral authority to remove and replace directors. Instead, pursuant to the National Security Agreement, if the Security Director recommends that a director be removed from the board of directors due to an identified national security concern, as determined by the Security Director in consultation with the CFIUS Monitoring Agencies, the board of directors is required to ask for the resignation of such director. If such director does not resign, the board of directors is required to call a special meeting of stockholders, in compliance with the federal proxy rules (assuming Momentus is then a public company, including following the Business Combination), to vote on the removal of such director. Any removal of a director would therefore be approved by the stockholders and in accordance with the DGCL. The Company has revised the disclosures on pages 53, 54 and 55 of the Amendment to clarify the director removal process under the National Security Agreement.

With respect to the arrangement regarding the Security Director’s unilateral authority to approve new Momentus directors (or, following consummation of the Business Combination, new Company directors), as disclosed on pages 54 and 55 of the Amendment, the Security Director will be a member of the nominating and corporate governance committee. Any individual nominated by the board of directors to serve as a director after Momentus becomes a public company (including following the Business Combination) will require at least a majority approval of the nominating and corporate governance committee, which majority must include the Security Director. Pursuant to Section 141(c)(2) of the DGCL, the board of directors of a corporation may designate one or more committees, each committee to consist of one or more of the directors of the corporation. Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, subject to certain limitations which are not applicable here. The board of directors will delegate to the nominating and corporate governance committee the power to nominate directors in accordance with the procedures set forth above. Therefore, the Company and Momentus believe this arrangement is permissible under the DGCL.

With respect to the arrangement regarding the Security Director’s unilateral authority to replace Momentus officers and employees (or, following the consummation of the Business Combination, Company officers and employees) and review, approve and terminate certain contracts and relationships related to access to technology and protected technical information, as disclosed on pages 54 and 55 of the Amendment, the board of directors will establish a security committee comprised of one member who will be the Security Director. The security committee will be delegated the authority to, among other things, terminate and appoint officers and employees and review, approve and terminate certain contracts and relationships related to access to technology and protected technical information. As noted above, pursuant to Section 141(c)(2) of the DGCL, the board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, subject to certain limitations which are not applicable here. Therefore, the Company and Momentus believe the delegation of the powers and authority described above to the security committee is permissible under the DGCL.

With respect to the arrangement prohibiting amendments to the charter and bylaws relating to the Security Director without approval of the CFIUS Monitoring Agencies, as stated above, the Company respectfully notes for the Staff that Section 102(b)(1) of the DGCL permits the inclusion in the certificate of incorporation of “any provision for the management of the business and for the conduct of the affairs of the corporation” if such provisions are not contrary to the laws of Delaware. Section 141(a) of the DGCL also states that the “business and affairs of every corporation…shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation [emphasis added].” Since the Company is expressly including these prohibitions in the certificate of incorporation, the Company and Momentus believe the provisions are permissible under the DGCL pursuant to the authority conferred by Sections 102(b)(1) and 141(a) of the DGCL. Nevertheless, due to the potential uncertainty relating to these provisions in light of the unusual arrangement, the Company has added risk factor disclosure addressing the relevant risks on pages 53 and 54 of the Amendment.

With respect to the arrangement establishing that the Security Director will have a fiduciary duty to each of the U.S. government and the combined company and its shareholders, the Company respectfully informs the Staff that the National Security Agreement requires that the Security Director, to the extent consistent with the Security Director’s duties to Momentus and its stockholders under Delaware law, owes fiduciary duties to CFIUS. Therefore, the Security Director has a fiduciary duty to the U.S. government only to the extent it is consistent with his or her fiduciary duty to Momentus and its stockholders (or, following consummation of the Business Combination, the Company and its stockholders) under Delaware law. Therefore, the Company and Momentus believe this arrangement is permissible under the DGCL. To the extent that the Security Director believes that a conflict of interest is reasonably likely to exist between her or his fiduciary duties under Delaware law to Momentus and/or its stockholders (or, following consummation of the Business Combination, to the Company and/or its stockholders) and to CFIUS, the Security Director is required to promptly inform the CFIUS Monitoring Agencies of such conflict. In the event of such conflict, the CFIUS Monitoring Agencies could seek to institute measures to resolve such conflict which may have a material adverse effect on our business, financial condition and results of operations.

The Company has filed, as Annex B to the proxy statement/consent solicitation statement/prospectus included in the Amendment, the form of the Combined Company Amended and Restated Charter reflecting the foregoing provisions.  The foregoing provisions do not implicate the Combined Company Amended and Restated Bylaws, which were previously filed as an exhibit to the Registration Statement.

Securities and Exchange Commission

July 12, 2021

Co-Founder Divestment, page 26

4. Comment: Disclose, if true, that you expect to pay an aggregate of $50 million to Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC upon the completion of the Business Combination. Please also disclose here that the $50 million payment will come from proceeds of the PIPE Investment and the SRAC Trust Account that will be released to you upon the closing of the Business Combination, and therefore will reduce the proceeds that will available to you to fund your operations and capital expenditures.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 28, 124 and 226 of the Amendment to state that the $50 million payment will come from proceeds of the PIPE Investment and the Trust Account, which will reduce the proceeds that will be available to the Combined Company to fund its operations and capital expenditures going forward.

Risks Related to the Business Combination and SRAC, page 40

5. Comment: Disclose here, and in the Risk Factors section, the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 43, and 70 of the Amendment to state the material risks to public stockholders presented by taking Momentus public through a merger rather than an underwritten offering.

We have not yet delivered customer satellites into orbit using any of our transfer and service vehicles..., page 42

6. Comment: We note your statement that “the objective of the inaugural mission involving the Vigoride system is to successfully deploy satellites and perform certain maneuvers.” Please expand to disclose whether you intend to demonstrate or test the commercial viability of your products or services during the inaugural mission. Discuss the role this inaugural mission will play in your business model of offering commercial launch services.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 26, 44 and 45 of the Amendment to disclose additional information about the inaugural mission.

We are dependent on third-party launch vehicles to launch our vehicles..., page 46

7. Comment: We note your disclosure that SpaceX delayed the December 2020 launch of Transporter-1, a Falcon 9 launch, on which your inaugural vehicle was intended to fly. Revise to discuss your current relationship and the current nature of your joint efforts with SpaceX.

Response: In response to the Staff’s comment, the Company has added disclosure to page 48 of the Amendment to disclose the current relationship and nature of Momentus’ joint efforts with SpaceX.

We may be unable to manage our future growth effectively..., page 46

8. Comment: Please discuss the delays in building out Momentus’ second manufacturing building due to a lack of funds. Expand to disclose the status of this second manufacturing building, and the extent to which your future operations and financial results are dependent on this second manufacturing building or other initiatives that require additional funding.

Response: In response to the Staff’s comment, the Company has added disclosure to page 49 of the Amendment to disclose the status of the second manufacturing facility and the extent to which Momentus’ future operations and financial results are dependent on such facility or other initiatives that require additional funding. The Company advises the Staff that the delay regarding the second manufacturing facility, and increased costs related thereto, have been taken into account in the financial projections included in the Amendment.

We are subject to various requirements and restrictions under the NSA..., page 50

9. Comment: We note the reference to a full time Security Officer who will be responsible for overseeing compliance with the NSA. Please expand to disclose the difference between the Security Officer and the Security Director.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 53, 54 and 55 of the Amendment to disclose with greater specificity the differences between the Security Officer (who will serve as an officer of the company) and the Security Director (who will serve as a member of the board of directors of the company).

Securities and Exchange Commission

July 12, 2021

The Security Director required by the NSA..., page 51

10. Comment: Please revise to address the risks associated with the Security Director’s fiduciary duty to both the U.S. government and the combined company and its shareholders, including the potential for conflicts in the exercise of these duties. In addition, the description of the Security Director’s authority is not consistent with the disclosure elsewhere in the filing. In this regard, we note that the description does not indicate that the Security Director has the power to unilaterally remove other directors and that the description indicates that the Security Director has the authority to remove employees other than officers. Please revise to ensure that the description of the Security Director’s authority is consistent throughout the document.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 53 and 54 of the Amendment to disclose the risks associated with the Security Director’s fiduciary duty to both the U.S. government and the Combined Company and its stockholders, including the process for any conflict of interest in the exercise of those duties. The Company has also revised the disclosure throughout the Amendment to ensure the description of the Security Director’s authority is consistent.

We have a minimum cash requirement. This requirement may..., page 70

11. Comment: We note that Momentus' obligation to consummate the business combination is conditioned in part on SRAC having at least $250 million in available cash to effectuate the merger. Given the pro forma combined financial information assuming maximum redemption as of March 31, 2021 reflects a balance in cash and cash equivalents below this threshold, please discuss how this condition is assumed to have been met herein and throughout the filing where the maximum redemption is given pro forma effect.

Response: Per the terms of the Business Combination Agreement, Parent Cash means: (a) all amounts in the Trust Account (for the avoidance of doubt, prior to giving effect to the Parent Stockholder Redemptions, if any); plus (b) the PIPE Investment Amount and the amount of any Alternative Financing (as such amounts are finally delivered to Parent at or prior to the Closing by the PIPE Investors and, if applicable, Alternative Financing Sources).

The pro forma adjustments include four payments that are contingent upon the successful closing of the Business Combination, and thereby are excluded from the calculation to determine forfeitures in the Maximum Redemption Scenario as follows:

●	Adjustment 1(b) – payment of $50.0 million subject to the Repurchase Agreement. Per the terms of the amended Merger Agreement and the Repurchase Agreement, this payment is made subsequent to the closing of the Business Combination, and thereby would not be considered when determining Parent Minimum Cash of $250.0 million

●	Adjustment 1(e) – payment of $42.4 million transaction costs that are paid only upon the consummation of the Business Combination. This payment is made subsequent to the closing of the Business Combination, and thereby would not be considered when determining Parent Minimum Cash of $250.0 million

Securities and Exchange Commission

July 12, 2021

●	Adjustment 1(f) – payment of $7.0 million of financing fees associated with the issuance and sale of shares of the Combined Company Class A common stock in the PIPE financing. This payment is made subsequent to the closing of the Business Combination, and thereby would not be considered when determining Parent Minimum Cash of $250.0 million.

●	Adjustment 1(g) – payment of less than $0.1 million related to SRAC’s loan payable. Per the terms of the Promissory Notes, this payment is made subsequent to the closing of the Business Combination Agreement, and thereby would not be considered when determining Parent Minimum cash of $250.0 million.

When the above pro forma adjustments are excluded from the calculation of Parent Minimum cash, total cash on hand is $250.0 million, thereby meeting the minimum cash condition per the Merger Agreement as demonstrated in the below reconciliation:

Pro forma combined cash in Max Redemption Scenario	$207,286,963
Add back: $50.0 million redemption payment in 1(b)	50,000,000
Add back: $42.4 million payment for transaction costs in 1(e)	42,396,715
Add back: $7.0 million of PIPE Financing transaction costs in 1(f)	7,000,000
Add back: $0.1 million loan payable repayment 1(g)	600,000
Available cash to effect the merger	$307,283,678

Comparative Share Information, page 92

12. Comment: Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. In response to this comment and the following two comments, provide similar information in the risk factors titled “There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position” and “ Our public stockholders will experience dilution…”

Response: In response to the Staff’s comment, the Company has revised the disclosure to show the impact of redemptions on the per share value of the shares assuming five redemption scenarios as follows: (1) no redemptions, (2) 25% of maximum redemptions, (3) 50% of maximum redemptions, (4) 75% of maximum redemptions, and (5) maximum redemptions.

In addition, the Company has added disclosure to the first risk factor cited in the Staff’s comment on page 83 of the Amendment.

13. Comment: Disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including the SAFE notes, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Amendment to show the potential outstanding securities that were excluded from the computation of pro forma net loss per share. As all scenarios presented in the revised disclosure present a loss position, the effect of these potential outstanding securities is determined to be anti-dilutive, and therefore the Company believes that there is no impact to disclose.

14. Comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions up to certain thresholds. Disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amendment to present the underwriting fees on a percentage basis for shares at each redemption level presented in the sensitivity analysis. The underwriting fees, both as a percentage of total stockholders’ equity and on a per share basis, do not materially change based on the five redemption scenarios, and therefore the Company has not added disclosure to the risk factors with respect to such impact.

Securities and Exchange Commission

July 12, 2021

Background to the Business Combination, page 119

15. Comment: We note the disclosure that “During the period between the execution of the Confidentiality Agreement and the execution of the Merger Agreement on October 7, 2020, SRAC and its advisors conducted extensive due diligence with respect to Momentus’ financial model, customer base and customer contracts, total addressable market, industry in which Momentus operates, companies comparable to Momentus…” Please expand to disclose the extent to which this due diligence also encompassed a review of Momentus’ technology, including its water plasma propulsion technology, upon which your business model and future financial results appear to be reliant.

Response: In response to the Staff’s comment, the Company has added disclosure to page 127 of the Amendment to provide additional information on the extent to which SRAC’s due diligence encompassed a review of Momentus’ technology.

SRAC's Board of Directors' Reasons for the Approval of the Third Amendment, page 131

16. Comment: We note that in approving the Third Amendment, one of the material factors the board considered was the reduced valuation of Momentus which will result in SRAC’s stockholders owning a “significantly” greater percentage of the Combined Company. Please provide disclosure comparing SRAC’s stockholders’ percentage of ownership of the Combined Company before and after the reduced valuation of Momentus pursuant to the Third Amendment.

Response: In response to the Staff’s comment, the Company has added disclosure to page 139 of the Amendment to compare SRAC’s stockholders’ percentage ownership of the Combined Company before and after the reduced valuation of Momentus.

17. Comment: Please disclose the extent to which the SRAC board, in approving the Third Amendment, considered Mr. Kokorich’s resignation and the technical knowledge and abilities of the remaining members of Momentus. In this regard, we note the statements in prior filings of this Form S-4 that “Momentus is highly dependent on Mikhail Kokorich, its co-founder and chief executive officer. Mr. Kokorich invented the majority of Momentus’ inventions… The loss of Mr. Kokorich would adversely affect Momentus’ business because his loss could make it more difficult to, among other things, compete with other market participants and retain existing customers or cultivate new ones.”

Response: In response to the Staff’s comment, the Company has added disclosure to page 139 of the Amendment to compare SRAC’s stockholders’ percentage ownership of the Combined Company before and after the reduced valuation of Momentus.

Revised Forecasted Financial Information for Momentus, page 140

18. Comment: We note that the management of Momentus provided internally prepared forecasted financial projections to SRAC, and the SRAC board of directors considered these projections for each calendar year through 2027. Given that Momentus has earned limited revenues to date, please expand to provide a basis for the projections. For example, discuss the current state of development of Momentus’ critical technologies and the additional steps and funding needed to “fully develop, test and validate [Momentus’] technology in space, including its water plasma propulsion technology.” As another example, discuss if true that these projections assume that your Ardoride and Fervoride vehicles will enter commercial service by 2024 and 2026, that you will achieve reusability in the 2025-2026 timeframe, and/or that you expect to begin providing Satellite as a Service starting in 2023 on Vigoride vehicles and in 2025 on Ardoride vehicles. Discuss the contingencies and obstacles to achieving these underlying assumptions and their impact on your forecasted financial projections.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 149, 150, 151, 152 and 153 of the Amendment to disclose additional information with respect to the assumptions underlying the financial projections and the contingencies and obstacles to achieving the underlying assumptions, along with the potential impact on the projections.

19. Comment: In light of recent challenges, provide disclosure describing the risk that the expectations of future growth may be unrealistic or uncertain, given the assumptions as to future events, and may have resulted in inflated valuation conclusions.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 149, 150, 151, 152 and 153 of the Amendment to describe the risk that the expectations of future growth may not be achieved, which could impact the valuation of Momentus.

Securities and Exchange Commission

July 12, 2021

Proposal No. 2 - The Charter Amendment Proposal, page 153

20. Comment: We note the summary of the differences between the existing charter and the proposed charter. Please expand to disclose how the NSA and the Security Director will affect the provisions summarized herein. For example, with respect to the “Required Vote to Remove Directors,” we note that removal of the Security Director would also require the approval of the CFIUS Monitoring Agencies. We also note that Security Director has the authority to remove and replace Momentus officers and directors, and to approve all new Momentus directors. As another example, with respect to the “Required Vote to Amend the Charter” and the “Required Vote to Amend the Bylaws,” we note that so long as there shall be a Security Director on the Combined Company board, the provisions of the proposed charter that shall be in effect as long as there shall be a Security Director on the Combined Company board, and Section 2.2 (Election; Resignation; Removal; Vacancies) of the proposed bylaws and the proposed charter shall not be amended except with the approval of the CFIUS Monitoring Agencies.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 166, 167, 168 and 169 of the Amendment to clarify how the NSA and the Security Director will affect the provisions summarized in that section.

21. Comment: For any matters subject to the provisions of the NSA, please disclose how you will inform shareholders at the time of the shareholder vote of the conditions imposed by the NSA and revise to discuss how such conditions may affect the results of any shareholder approval.

Response: In response to the Staff’s comment, the Company has added disclosure to page 169 of the Amendment to describe how the company will inform stockholders of the conditions imposed by the NSA and how such conditions may affect the results of any stockholder approval.

Legal Proceedings, page 205

22. Comment: Please provide the information required by Item 103 of Regulation S-K with respect to the potential enforcement action by the Division of Enforcement of the SEC. Provide similar disclosure with respect to Stable Road’s legal proceedings on page 227.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will include additional disclosure with respect to the enforcement action by the Division of Enforcement of the SEC in a subsequent amendment to the Registration Statement prior to the Registration Statement being declared effective.

Management After the Business Combination, page 236

23. Comment: We note your disclosure that Dawn Harms, Momentus’ Interim Chief Executive Officer will become the Chief Revenue Officer of the Combined Company upon consummation of the merger. Please revise to provide disclosure about the Chief Executive Officer of the Combined Company.

Response: In response to the Staff’s comment, the Company has revised the disclosure to pages 11 and 250 of the Amendment to clarify that Dawn Harms will return to her position as Chief Revenue Officer when a permanent Chief Executive Officer is appointed. A permanent Chief Executive Officer has not yet been appointed.

Exhibits

24. Comment: Please file the National Security Agreement as an exhibit, or tell us why it is not required.

Response: Item 601(b)(4) of Regulation S-K provides that all instruments “defining the rights of holders of the equity . . . securities being registered” should be filed as an exhibit to a registration statement. The Company respectfully advises the Staff that the parties to the National Security Agreement are limited to Mikhail Kokorich in his individual capacity and on behalf of Nortrone Finance S.A., Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC, Momentus Inc., and the U.S. government, represented by the U.S. Department of Defense and the U.S. Department of the Treasury. The NSA sets forth and governs the rights and obligations among the signatories to the agreement; no stockholder is a party to, or third-party beneficiary of, the NSA, and therefore such persons or entities do not have any rights or obligations under the NSA. Additionally, any provisions of the NSA that may impact the rights of stockholders will be included in the Amended and Restated Charter and Bylaws, and as stated in response to Comment 20 above, the Company has added disclosures to page 169 of the Amendment to describe how the Company will inform stockholders of the conditions imposed by the NSA and how such conditions may affect the results of any stockholder approval. Accordingly, the Company respectfully advises the Staff that the NSA does not define any “rights of holders of the equity . . . securities being registered” that would require it to be filed pursuant to Regulation S-K 601(b)(4).

Securities and Exchange Commission

July 12, 2021

In addition, Item 601(b)(10) of Regulation S-K provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a registration statement. The Company respectfully advises the Staff that the NSA need not be filed pursuant to Item 601(b)(10) because the NSA is not a material agreement to the Company or its stockholders in light of the substantial disclosure to stockholders regarding the NSA’s requirements applicable to Momentus’ business in the Amendment, including with respect to governance of the Combined Company following the Business Combination. Accordingly, the filing of the NSA itself will not add to stockholders’ understanding of the requirements of the agreement applicable to Momentus’ business given the extensive summary of such requirements in the Registration Statement, and therefore will serve no useful purpose to investors.

In addition, the Company respectfully advises the Staff that the Company believes the public filing of the NSA would be inconsistent with the confidentiality requirements of the Committee on Foreign Investment in the United States (“CFIUS”) and the parties’ expectation that the submissions to CFIUS will remain confidential, and would be contrary to longstanding practice that such agreements (and other types of mitigation agreements entered into with CFIUS) are not publicly filed by public reporting companies. Pursuant to 50 U.S.C. § 4565(c)(1), “…any information or documentary material filed with [the Committee on Foreign Investment in the United States] shall be exempt from disclosure under section 552 of title 5 [the Freedom of Information Act], and no such information or documentary material may be made public.” Furthermore, the Company believes that CFIUS has policy reasons for not publicly disclosing NSAs and similar agreements.

For these reasons, the Company respectfully maintains that the NSA is not required to be filed as an exhibit to the Registration Statement.

25. Comment: We note your response to comment 13 of our November 25, 2020 letter regarding your agreement with SpaceX. To better understand why you are not substantially dependent on SpaceX, please provide additional information regarding the other partners referenced in your response and in your amended S-4. If any of these are non-US entities, discuss how the restrictions under the NSA or any other applicable import and export control laws and regulations will allow you to partner with these entities. Tell us which of these entities have made launches to date, and discuss their ability to provide launch services to meet your current business goals and the timeframes discussed in this filing. To the extent these entities are not able to meet your current business goals and timeframes, provide further analysis as to why you are not substantially dependent on SpaceX.

Response: Our ability to access space on a SpaceX launch vehicle is not dependent upon our Rideshare Partnership Agreement (RPA) with SpaceX. A standalone Launch Service Agreement (LSA) is all that is required to access space on a SpaceX rocket. LSAs are usually specific to individual payloads and launches, and are, depending on availability and necessary approvals, generally secured no less than six months prior to our planned launch dates. For instance, for the mission that we hope to fly in June of 2022, we will likely need to enter into an LSA with SpaceX in the fourth quarter of 2021. As this specific LSA has not yet been executed, we cannot currently provide a copy of this agreement.

Our SpaceX RPA provides favorable pricing on SpaceX services relative to what is currently available on the open market. While we do not plan to fly to space in 2021, our RPA with SpaceX remains valid. Even if this agreement were cancelled, we would still be able to enter LSAs with SpaceX and travel to space, assuming we are able to secure the requisite government licenses.

Additionally, we have partnership agreements with other launch providers besides SpaceX, including U.S. companies, ABL and Relativity. While these providers aren't yet actively taking customer payloads to space, we anticipate that they will be doing so prior to the time of our inaugural mission next year.

* * * *

Securities and Exchange Commission

July 12, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact our counsel Bradley C. Reed, P.C. (312) 862-7351 or Kevin M. Frank at (312) 862-3373 of Kirkland & Ellis LLP.

Sincerely,

/s/ Brian Kabot
Brian Kabot